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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                            ---------------------

                               AMENDMENT NO. 1
                                      TO

                                 SCHEDULE TO
                                (RULE 14d-100)

          TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                               DANA CORPORATION
                      (Name of Subject Company (Issuer))

                           DELTA ACQUISITION CORP.
                              ARVINMERITOR, INC.
                     (Names of Filing Persons (Offerors))

                   COMMON STOCK, PAR VALUE $1.00 PER SHARE
                        (Title of Class of Securities)

                                   23581110
                    (CUSIP Number of Class of Securities)

                            ---------------------

                          VERNON G. BAKER, II, ESQ.
                              ARVINMERITOR, INC.
                             2135 WEST MAPLE ROAD
                             TROY, MICHIGAN 48084
                          TELEPHONE: (248) 435-1000
(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and
                 Communications on Behalf of Filing Persons)

                                  COPIES TO:

                           DENNIS J. FRIEDMAN, ESQ.
                           STEVEN P. BUFFONE, ESQ.
                         GIBSON, DUNN & CRUTCHER LLP
                                200 PARK AVE.
                           NEW YORK, NEW YORK 10166
                          TELEPHONE: (212) 351-4000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

[X] Check the appropriate boxes below to designate any transactions to which the statement relates:

   [X] third-party tender offer subject to Rule 14d-1.

   [ ] issuer tender offer subject to Rule 13e-4.

   [ ] going-private transaction subject to Rule 13e-3.

   [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
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                                  SCHEDULE TO

     This Amendment No. 1 to the Tender Offer Statement on Schedule TO (the "Schedule TO") amends and supplements the statement originally filed on July 9, 2003 by ArvinMeritor, Inc., an Indiana corporation ("Parent"), and Delta Acquisition Corp., a Virginia corporation (the "Purchaser"), and a wholly owned subsidiary of Parent. The Schedule TO relates to the offer by the Purchaser to purchase (1) all outstanding shares ("Shares") of common stock, par value $1.00 per share, of Dana Corporation, a Virginia corporation (the "Company"), and (2) unless and until validly redeemed by the board of directors of the Company, the associated rights to purchase shares of Series A Junior Participating Preferred Stock, no par value, of the Company (the "Rights") issued pursuant to the Rights Agreement, dated as of April 25, 1996 (as amended from time to time, the "Rights Agreement"), by and between the Company and Chemical Mellon Shareholder Services L.L.C., as Rights Agent, at a price of $15.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase"), dated July 9, 2003, and in the related Letter of Transmittal. Unless the context otherwise requires, all references to the Shares shall be deemed to include the associated Rights, and all references to the Rights shall be deemed to include the benefits that may inure to holders of Rights pursuant to the Rights Agreement. This Amendment No. 1 to the Schedule TO is being filed on behalf of the Purchaser and Parent.

     Capitalized terms used and not defined herein have the meanings specified in the Offer to Purchase and the Schedule TO.

     The item numbers and responses thereto below are in accordance with the requirements of Schedule TO.

ITEM 12.  EXHIBITS.

(a)(1)(A)  Offer to Purchase, dated July 9, 2003.*
(a)(1)(B)  Letter of Transmittal.*
(a)(1)(C)  Notice of Guaranteed Delivery.*
(a)(1)(D)  Letter to Brokers, Dealers, Commercial Banks, Trust
           Companies and other Nominees.*
(a)(1)(E)  Form of Letter to Clients for use by Brokers, Dealers,
           Commercial Banks, Trust Companies and other Nominees.*
(a)(1)(F)  Guidelines for Certification of Taxpayer Identification
           Number on Substitute Form W-9.*
(a)(1)(G)  Press release issued by ArvinMeritor, Inc., dated July 8,
           2003, announcing ArvinMeritor's intention to commence the Offer.*
(a)(1)(H)  Press release issued by ArvinMeritor, Inc., dated July 9,
           2003, announcing the commencement of the Offer.*
(a)(1)(I)  Summary Advertisement published July 9, 2003.*
(a)(1)(J)  Complaint filed by ArvinMeritor, Inc. on July 8, 2003 in the
           Circuit Court for the City of Buena Vista, Virginia.*
(a)(1)(K)  Complaint filed by ArvinMeritor, Inc. on July 9, 2003 in
           United States District Court for the Western District of
           Virginia.*
(a)(5)(A)  Press release issued by ArvinMeritor, Inc., dated July 14,
           2003, relating to supplemental disclosure requested by the Ohio Department of Commerce.
(a)(5)(B) Letter from ArvinMeritor, Inc. dated July 14, 2003, to Dana shareholders residing in Ohio, as posted on ArvinMeritor's website.
(b)        Not applicable.
(c)        Not applicable.
(d)        Not applicable.
(e)        Not applicable.
(f)        Not applicable.
(g)        Not applicable.
(h)        Not applicable.

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* Previously filed

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 14, 2003

                                          DELTA ACQUISITION CORP.

                                          By: /s/ LARRY D. YOST
                                            ------------------------------------
                                              Name: Larry D. Yost
                                              Title:  Chairman of the Board and
                                                      Chief Executive Officer

                                          ARVINMERITOR, INC.

                                          By: /s/ LARRY D. YOST
                                            ------------------------------------
                                              Name: Larry D. Yost
                                              Title:  Chairman of the Board and
                                                      Chief Executive Officer

                                 EXHIBIT INDEX

EXHIBIT NO.                           DESCRIPTION
-----------                           -----------
 (a)(1)(A)    Offer to Purchase, dated July 9, 2003.*
 (a)(1)(B)    Letter of Transmittal.*
 (a)(1)(C)    Notice of Guaranteed Delivery.*
 (a)(1)(D)    Letter to Brokers, Dealers, Commercial Banks, Trust
              Companies and other Nominees.*
 (a)(1)(E)    Form of Letter to Clients for use by Brokers, Dealers,
              Commercial Banks, Trust Companies and other Nominees.*
 (a)(1)(F)    Guidelines for Certification of Taxpayer Identification
              Number on Substitute Form W-9.*
 (a)(1)(G)    Press release issued by ArvinMeritor, Inc., dated July 8,
              2003, announcing ArvinMeritor's intention to commence the
              Offer.*
 (a)(1)(H)    Press release issued by ArvinMeritor, Inc., dated July 9,
              2003, announcing the commencement of the Offer.*
 (a)(1)(I)    Summary Advertisement published July 9, 2003.*
 (a)(1)(J)    Complaint filed by ArvinMeritor, Inc. on July 8, 2003 in the
              Circuit Court for the City of Buena Vista, Virginia.*
 (a)(1)(K)    Complaint filed by ArvinMeritor, Inc. on July 9, 2003 in
              United States District Court for the Western District of
              Virginia.*
 (a)(5)(A)    Press release issued by ArvinMeritor, Inc., dated July 14,
              2003, relating to supplemental disclosure requested by the
              Ohio Department of Commerce.
 (a)(5)(B)    Letter from ArvinMeritor, Inc. dated July 14, 2003, to Dana shareholders residing in Ohio, as posted on ArvinMeritor's website.
 (b)          Not applicable.
 (c)          Not applicable.
 (d)          Not applicable.
 (e)          Not applicable.
 (f)          Not applicable.
 (g)          Not applicable.
 (h)          Not applicable.

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* Previously filed